UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	Registrant and State of Incorporation	I.R.S. Employer Identification Number
001-12415	BWAY Corporation	36-3624491
(Delaware)

(Exact name of registrant as specified in its charter)

8607 Roberts Drive, Suite 250 Atlanta, Georgia 30350 (770) 645-4800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10% Senior Subordinated Notes due 2014

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BWAY Corporation
Date: June 22, 2010	By:	/s/ Michael B. Clauer

Michael B. Clauer
Executive Vice President and Chief Financial Officer

2